Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands)

	Oct. 31, 2001	Nov. 2, 2002	Nov. 1, 2003	Oct. 30, 2004	Oct. 29, 2005
Income from continuing operations	$16,535	$31,314	$22,800	$44,890	$55,951
Income taxes for continuing operations	16,151	19,535	14,758	29,767	40,260

	32,686	50,849	37,558	74,657	96,211
Fixed charges as defined:
Interest	33,090	21,591	19,777	15,126	14,459
Interest component of rentals charged to operating expense	657	621	540	469	540
Deferred financing charges	—	1,243	—	9,879	—

Total fixed charges	33,747	23,455	20,317	25,474	14,999
Earnings, as defined	$66,433	$74,304	$57,875	$100,131	$111,210

Ratio of earnings to fixed charges	1.97	3.17	2.85	3.93	7.41